Hypo Real Estate
GROUP

08003479

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

SUPPL

Rule 12g3-2(b) File No.
82-34748

Date 24 June 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heihe Theißing

Kay Amelungse

PROCESSED
JUL 03 2008
THOMSON REUTERS

Enclosures

19 June 2008	Press release: Hypo Real Estate Bank International AG taps Mortgage-Jumbo-Pfandbrief by a further € 300 million
24 June 2008	Press Release: Management Board of Hypo Real Estate Holding welcomes shareholding by the investor group coordinated by J.C. Flowers • Desirable stabilisation of the shareholder structure • Scope for business cooperation

SEC Mail
Mail Processing
Section
JUN 26 2008
Washington, DC
106

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters München
Commercial register München HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (Vorsitzender des Vorstandes)
Cyril Dunne, Dr. Markus Fell,
Thomas Glynn, Dr. Robert Grassinger,
Bo Heide-Ottosen, Frank Lamby,
Bettina von Oesterreich

Press release

Hypo Real Estate Bank International AG taps Mortgage-Jumbo-Pfandbrief by a further € 300 million

Munich, 19 June 2008: Hypo Real Estate Bank International AG, Munich, has sucessfully increased a Mortgage-Jumbo-Pfandbrief by a further € 300 million bringing the new total issue size to € 1.3 billion. With an annual coupon of 4.25 % the Pfandbrief has a maturity until 22 April 2010. The spread was set at mid Swaps + 5 bp (=0.05%).

The Mortgage Pfandbrief is rated Aa2 by Moody's and AAA by S&P.

It was placed by a banking syndicate comprising Bayerische Landesbank, DZ Bank, NATIXIS and UNICREDIT/HypoVereinsbank as lead managers and a group of co-leads.

Dr. Robert Grassinger, Member of the Board of Hypo Real Estate Holding AG and responsible for Funding and Capital Instruments: "Because of the strong investor demand we were able to tap this Mortgage-Jumbo-Pfandbrief at a spread of 5 bp. The comparison with the spread at the initial launch (9 bp) shows the positive performance of this bond in a difficult market environment."

Maturity: 22.04.2010
WKN: AOSM1A

Press contact:
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail: oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Hypo Real Estate
GROUP

Press Release

Management Board of Hypo Real Estate Holding welcomes shareholding by the investor group coordinated by J.C. Flowers

- **Desirable stabilisation of the shareholder structure**
- **Scope for business cooperation**

Munich, 24 June 2008: The Management Board of Hypo Real Estate Holding AG (HRE) welcomes the impending investment of a group of investors coordinated by J.C. Flowers in HRE: "A shareholding by such a renowned group of financial investors will stabilise Hypo Real Estate Group's shareholder structure, supporting the Group's long-term development both strategically and operationally", said CEO Georg Funke today in Munich, adding that HRE would also explore the scope for business cooperation with the group of future shareholders.

Earlier, the group of investors coordinated by J.C. Flowers had declared that 24.13% of the share capital of Hypo Real Estate Holding AG were tendered until 23 June 2008, 17:00 CET, and that all conditions precedent of the Offer were fulfilled.

The group of investors had published its offer to acquire up to a maximum of 24.9% of the current issued share capital of Hypo Real Estate Holding AG against a cash consideration of € 22.50 per share on 23 May 2008. Whilst the Management Board and Supervisory Board of HRE had welcomed the financial investors' envisaged shareholding in principle, they refrained from making a concrete recommendation as to whether shareholders should accept or reject the offer, citing – amongst other reasons – their assessment that the intrinsic value of HRE shares was significantly higher than the offer

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

price of € 22.50 per share. HRE shares have recently performed better compared to other financial sector issues.

Following the takeover of DEPFA BANK plc (DEPFA) in 2007, Hypo Real Estate Group has evolved into one of the leading international financial services providers for commercial real estate, public finance, and infrastructure finance.

The group of investors coordinated by J.C. Flowers have combined their interests in HRE Investment Holdings L.P., a Cayman Island Exempted Limited Partnership domiciled in George Town, Cayman Islands.

Press contact:

Hypo Real Estate Group

Hans Obermeier
Phone: + 49 89 203007-787
Fax: +49 89 203007-33787
E-mail:hans.obermeier@hyporealestate.com

END